FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 9, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ANNOUNCES BETFAIR IS CONSIDERING
IN–HOUSE POKER STRATEGY FOR 2006

August 9, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced that Betfair, one of the company’s poker licensees, has advised CryptoLogic of its long term intent to bring its core products in-house eventually rather than outsourcing third-party technology. Discussions continue between the companies and no definitive decision has been made on the status of Betfair’s Internet poker site.

While Betfair has launched a successful, profitable site using CryptoLogic-developed software, Betfair’s long term strategy and practices in its core business has been built on technology solutions designed and developed internally. Decisions consistent with this strategy could result in Betfair establishing its own poker room and the termination of its contract with WagerLogic Limited, the licensing subsidiary of CryptoLogic, in early 2006.

WagerLogic’s central poker room, shared by all of its poker licensees, is experiencing record growth – 180% over a year ago, well ahead of the industry. CryptoLogic’s strategy would be to offset the potential departure of Betfair with continued strong growth from poker, healthy results from its core casino business, and the potential signing of new licensees.

If Betfair were to leave the central poker room, it is not expected to affect CryptoLogic’s 2005 results, but could have a material affect on 2006 earnings if this revenue is not replicated with growth from other existing and potential new licensees. While Internet poker is growing and accounts for 30% of CryptoLogic’s Q2 2005 revenue, CryptoLogic’s core business remains its casino software. This segment continues to deliver excellent performance and is the company’s largest cash contributor at approximately 60% of total revenue.

Once a definitive decision has been made, CryptoLogic will update shareholders and provide interim guidance as appropriate. CryptoLogic’s earnings guidance for the third quarter of 2005 remains on target.

WagerLogic’s central poker room has consistently ranked among the top five poker rooms on the Internet. CryptoLogic’s strategy of aggregating its licensees’ brands, large player bases and marketing resources, into a common poker room, has translated into one of the fastest-growing poker rooms on the Internet. CryptoLogic will continue to build on this strong market position and capitalize on the growth momentum in Internet poker.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Dan Tisch, ext. 223/ dtich@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.